Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

October 22, 2010

VIA EDGAR TRANSMISSION

Mr. H.R. Hallock, Jr.
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	KEYSTONE FUNDS (the “Trust”) Securities Act Registration No: 333-133322 Investment Company Act Registration No: 811-21890 Keystone Large Cap Growth Fund (S000012725)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions provided to U.S. Bancorp Fund Services, LLC, on behalf of the Trust, on October 18, 2010, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 5 to its Registration Statement (Amendment No. 6 to the Registration Statement pursuant to the Investment Company Act of 1940, as amended).  PEA No. 5 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 31, 2010, for the purpose of conforming the Trust’s Prospectus for its series, the Keystone Large Cap Growth Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the comments made by the Staff of the U. S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, Staff comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Mr. H. R. Hallock, Jr.
U.S. Securities and Exchange Commission
October 22, 2010

Prospectus

1.
Staff Comment:  In the Fund Summary– Fees and Expenses of the Fund,  in the footnote to the Annual Fund Operating Expenses table, please remove the reference to the expense cap of 2.20% for Class C shares.

Response:	The Trust responds by removing the reference to the expense cap of 2.20% for Class C shares.

2.	Staff Comment: In the Fund Summary– Fees and Expenses of the Fund, in the Annual Fund Operating Expenses table, please revise the table to show the Management Fees recouped by the Adviser.

Response:	The Trust responds by revising the table as follows:

Shareholder Fees (fees paid directly from your investment)		Class A Shares		Class I Shares
Maximum sales charge (load) imposed on purchases		None		None
Maximum deferred sales charge (load)		None		None
Redemption Fee		None		None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees		0.70%		0.70%
Distribution and/or Service (12b-1) Fees		0.25%		None
Other Expenses		0.~~41~~50%		0.~~41~~50%
Plus: Recouped Management Fees	0.09%		0.09%
Total Annual Fund Operating Expenses Plus Recouped Management Fees(1)		1.~~36~~45%		1.~~11~~20%
~~Less: Fee Waiver and/or Expense Reimbursement~~		~~0.09%~~		~~0.09%~~
~~Net Annual Fund Operating Expenses1~~		~~1.45%~~		~~1.20%~~

3.
Staff Comment: In the Fund Summary– Fees and Expenses of the Fund, in the footnote to the Annual Fund Operating Expenses table, please delete the reference to “contingent deferred loads” and “leverage interest”.

Response:  The Trust responds by revising the footnote as follows:

(1)
The Fund and Cornerstone Capital Management, Inc. (“the Adviser”) have entered into an Expense Limitation Agreement which requires the Adviser to reduce its fees and/or absorb expenses of the Fund to ensure that ~~Net~~ Total Annual Fund Operating Expenses for the Class A  and Class I shares do not exceed 1.45%~~, 2.20%~~ and 1.20%, respectively, of the Fund’s average net assets, excluding ~~contingent deferred loads,~~ taxes, ~~leverage interest,~~ brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses or extraordinary expenses, until October 31, 2011.  The Agreement may be terminated by the Board of Trustees upon 30 days written notice to the Adviser.  The Adviser may request recoupment for management fee waivers and/or Fund expense payments made in the prior three fiscal years.

Mr. H. R. Hallock, Jr.
U.S. Securities and Exchange Commission
October 22, 2010

4.
Staff Comment: In the Fund Summary– Fund Performance, please clarify the second sentence in the first introductory paragraph that reads:  “The returns shown in the bar chart do not reflect the front-end sales load that was eliminated on March 1, 2010”.

Response:  The Trust responds by revising the sentence as follows:

 “The returns shown in the bar chart do not reflect the front-end sales load that was in effect for Class A shares prior to March 31, 2010, when the front-end sales load was eliminated.”

5.
Staff Comment: In the Fund Summary– Fund Performance, please delete the second introductory paragraph referring to the performance information for Class I shares and include this information as a footnote to the Average Annual Total Returns table.

Response:	The Trust has considered this comment and believes that, for the sake of clarity the second introductory paragraph should remain with the following modifications:

“The Fund’s Class I shares were first offered on November 2, 2009.  When Class I has been in operation for a full calendar year, performance information will be shown in the table, below.  ~~The performance for Class I shares will differ from that shown only to the extent that the classes do not have the same expenses.”~~

6.	Staff Comment: In the Fund Summary– Fund Performance, in the Average Annual Total Returns table – please delete the reference to the inception date for Class A shares in the left-hand column.

Response:  The Trust responds by making the requested deletion.

7.
Staff Comment: In the Fund Summary– Fund Performance – in the narrative section below the Average Annual Total Returns table, please modify the explanation of the circumstances under which the average annual total return after taxes on distributions and sale of fund shares may be higher than the average annual total return to describe the specific circumstances of the Fund.

Response:  The Trust responds by revising the narrative as follows:

“After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. ~~In certain circumstances, the~~The Fund’s return after taxes on distributions and sale of fund shares since inception is ~~may be~~ higher than ~~the other return amounts~~ its return after taxes on distributions since inception.  A higher after-tax return ~~may~~ results when a capital loss occurs upon redemption and translates into an assumed tax deduction that benefits the shareholder. The actual after-tax returns depend on your tax situation and may differ from those shown. If you hold your shares through a tax-deferred arrangement, such as an IRA or 401(k) plan, the after-tax returns shown are not relevant to you.  After-tax returns are shown for Class A shares only and will vary for Class I.”

Mr. H. R. Hallock, Jr.
U.S. Securities and Exchange Commission
October 22, 2010

If you have any additional questions or require further information, do not hesitate to contact Alia Mendez, Esq. at (414) 765-6620.

Sincerely,

/s/ Loren Kix

Loren Kix
Chief Compliance Officer
Keystone Mutual Funds